082-34867

TRINIDAD
DRILLING LTD
TDG

08004977

September 2nd, 2008

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

SEC
Mail Processing
Section

SEP 15 2008

Washington, DC
103

Re: Trinidad Drilling Ltd.

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Drilling Ltd's News Release dated September 2, 2008. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Regards,

PROCESSED
SEP 23 2008
THOMSON REUTERS

Lisa Ciulka
Director of Investor Relations

dw 9/18

TRINIDAD DRILLING

TDG

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

FOR IMMEDIATE RELEASE: Tuesday, September 2, 2008

TSX SYMBOL: TDG

TRINIDAD DRILLING LTD. ANNOUNCES THE IMPLEMENTATION OF A NORMAL COURSE ISSUER BID

CALGARY, ALBERTA – Trinidad Drilling Ltd. ("Trinidad" or the "Corporation") (TSX-TDG) announced today that it has received approval from the Toronto Stock Exchange (the "TSX") to acquire for cancellation, by way of normal course issuer bid (the "Bid"), up to 9,373,221 common shares of the Corporation, which represent approximately 10 percent of the Corporation's public float. The Corporation had 96,290,881 common shares issued and outstanding on August 29, 2008, of which, to the knowledge of the Corporation, directors, senior officers and principal shareholders (as such term is defined in Rule 6-101 of the TSX) of the Corporation held 2,558,675 (approximately three percent) of the issued and outstanding common shares.

The Bid will commence on September 4, 2008 and terminate on the earlier of September 3, 2009 or the date upon which the Corporation acquires the maximum number of common shares to be purchased pursuant to the Bid. Pursuant to TSX policies, daily purchases made by Trinidad may not exceed 130,402 common shares, representing 25 percent of the six month average daily trading volume of 521,609 common shares on the TSX, subject to certain exceptions prescribed by the TSX including the "block purchase exemption".

The board of directors of Trinidad believes the underlying value of the Corporation's common shares may not be reflected in the current or future market price of the common shares and has therefore decided to undertake the Bid.

Purchases pursuant to the Bid will be effected through the facilities of the TSX or other Canadian marketplaces, purchases and payment for the common shares will be made by the Corporation in accordance with TSX requirements and the price which Trinidad will pay for any common shares acquired under the Bid will be the market price for the common shares at the time of acquisition.

Trinidad is a growth oriented corporation that trades on the TSX under the symbol TDG. Trinidad's divisions operate in the drilling, well servicing and barge drilling sectors of the North American oil and gas industry. With the completion of the current rig construction programs, Trinidad will have 126 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad will have 26 service rigs, 20 pre-set and coring rigs and 4 barge rigs currently operating in the Gulf of Mexico. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable, technologically advanced and competitive in the industry.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the shares in any jurisdiction. The shares offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to a United States person, absent registration, or an applicable exemption therefrom.

For further information or to obtain a copy of the notice filed with the TSX in connection with the Bid, please contact:

Lyle Whitmarsh
President & Chief Executive Officer,
(403) 265-6525

Brent Conway
Chief Financial Officer
(403) 265-6525

Lisa Ciulka
Director of Investor Relations
(403) 294-4401
email: lciulka@trinidaddrilling.com

TRINIDAD
DRILLING LTD
TDG

September 3rd, 2008

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Trinidad Drilling Ltd.

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Drilling Ltd's News Release dated September 3, 2008. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Regards,

Lisa Ciulka
Director of Investor Relations

TRINIDAD DRILLING

TDG

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

FOR IMMEDIATE RELEASE: Wednesday, September 3, 2008

TSX SYMBOL: TDG

TRINIDAD DRILLING LTD. ANNOUNCES THE ACQUISITION OF VICTORY RIG EQUIPMENT CORPORATION AND THE CREATION OF A FULL SERVICE DESIGN AND MANUFACTURING DIVISION

CALGARY, ALBERTA – Trinidad Drilling Ltd. ("Trinidad" or the "Corporation") is pleased to announce that it has purchased Victory Rig Equipment Corporation ("Victory"), a privately-held oilfield equipment fabrication company based in Red Deer, Alberta.

Trinidad plans to combine all its oilfield equipment manufacturing and construction businesses into one business that will retain the name Victory Rig Equipment. This business will include Victory's current operations and Trinidad's existing operations at Mastco Derrick Service Ltd. and Automation Controls and Electric Ltd. ("ACE"). The new combined business will be led by Richard Ariss, currently employed by Trinidad as President of ACE. Mr. Ariss brings extensive experience from the oilfield equipment manufacturing industry and his strong leadership and respected management style is expected to provide clear strategy and direction for the division.

The combined Victory division will offer an extensive range of drilling solutions including innovative and technically-advanced rigs capable of meeting the growing challenges in the oil and gas industry. The integration of the businesses into one division will provide a unique and seamless ability to deliver the complete cycle of drilling solutions from design, manufacturing and installation through to after-market services. Victory's comprehensive product line is aimed at providing exceptional results for our customer's and enhanced safety for our crews.

Victory will provide an unmatched selection of patented and highly-effective drilling equipment including:

- The exclusive rights to sell and distribute the Candrill 1,000 - 3,000 horsepower diesel electric rigs and the Candrill Walk systems;
- The newly developed Victory 200-535 Ton top drive;
- Progressive Drive drilling system, which effectively eliminates the need for drawworks and drilling lines, significantly reducing maintenance requirements;
- Victory AC drawworks and the all new SR (switch reluctance) 1,800 horsepower drawworks;
- Victory's auto driller - AC Master Drill system;
- AC direct drive pumps;
- Automated cat walks; and
- Trinidad's proprietary control system.

"Trinidad has a reputation for providing top quality, new and technically-advanced equipment," said Lyle Whitmarsh, Trinidad's President and Chief Executive Officer. "Victory has designed and created some of the industry's most progressive oilfield equipment and this acquisition will allow us to bring these innovative and effective designs into our control. The incorporation of this type of equipment into our fleet continues our focus on first-class performance and results for our customers," Whitmarsh said.

The transaction closed effective August 15, 2008 with a total purchase price of approximately $16.3 million, including specific holdback amounts relating to ongoing business activities and remains subject to final adjustments. Trinidad expects to retain the vast majority of the talented and experienced team at Victory.

Trinidad is a growth oriented corporation that trades on the TSX under the symbol TDG. Trinidad's divisions operate in the drilling, well servicing and barge drilling sectors of the North American oil and gas industry. With the completion of the current rig construction programs, Trinidad will have 126 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad will have 26 service rigs, 20 pre-set and coring rigs and 4 barge rigs currently operating in the Gulf of Mexico. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable, technologically advanced and competitive in the industry.

Advisory Respecting Forward-Looking Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "confident", "might" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: (i) the completion of the rig construction programs on a timely basis and on economical terms; (ii) the assumption that Trinidad's customers will honour their take or pay contracts; (iii) the ability for Trinidad to attract and retain qualified crews to crew their rigs; (iv) assumptions respecting capital expenditure programs and other expenditures by oil and gas exploration and production companies; (v) assumptions respecting commodity prices, foreign currency exchange rates and interest rates; (vi) assumptions respecting supply and demand for commodities; and (vii) other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated and described in the forward-looking statements. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements.

Trinidad cautions that the foregoing list of assumptions, risks and uncertainties is not exhaustive. The forward-looking information and statements contained in this news release speak only as of the date of this news release, and Trinidad assumes no obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable securities laws.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the shares in any jurisdiction. The shares offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to a United States person, absent registration, or an applicable exemption therefrom.

For further information please contact:

Lyle Whitmarsh
President & Chief Executive Officer,
(403) 265-6525

Brent Conway
Chief Financial Officer
(403) 265-6525

Lisa Ciulka
Director of Investor Relations
(403) 294-4401
email: lciulka@trinidaddrilling.com

TRINIDAD
DRILLING LTD
TDG

September 4th, 2008

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Trinidad Drilling Ltd.

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Drilling Ltd's News Release dated September 4, 2008. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Regards,

Lisa Ciulka
Director of Investor Relations

TRINIDAD DRILLING
TDG

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

FOR IMMEDIATE RELEASE: Thursday, September 4, 2008

TSX SYMBOL: TDG

TRINIDAD DRILLING LTD. ANNOUNCES THE REDEPLOYMENT OF FIVE CANADIAN RIGS TO HIGHER DAYRATE AND UTILIZATION AREAS IN THE U.S. AND MEXICO.

CALGARY, ALBERTA – Trinidad Drilling Ltd. ("Trinidad" or the "Corporation") is pleased to announce that it has agreed to move five existing rigs into higher dayrate and utilization areas in the United States and Mexico.

Trinidad recently agreed to move two rigs from Canada into the United States under long-term, take-or-pay contracts for periods of three and five years, with guaranteed utilization rates of 100% during their respective contract terms. These rigs are expected to operate in the Haynesville Shale, Louisiana and the Bakken Shale, North Dakota. Trinidad has a growing presence in the emerging Haynesville Shale play and following the completion of its rig building program, the Corporation expects to have 21 rigs operating in the area. The Bakken Shale is a relatively new area for Trinidad and this move will deploy the Corporation's initial rig into the U.S. side of the play, creating a first toehold in an area of expected growth moving forward. Both rigs are expected to be operating in their new areas in September 2008.

In addition, Trinidad has agreed to move three existing rigs from Canada into the southern edge of the Chicontepec field in central eastern Mexico. These rigs represent Trinidad's initial entry into Mexico and are expected to be in place and operational by the end of the third quarter of this year. The rigs are contracted to work at a utilization rate of 100% for an initial term of six months, with a further six month extension option. The operator has agreed to pay the costs associated with relocating the rigs into Mexico and returning the rigs to Canada at the end of the contracted period, if required. It is anticipated that these rigs will remain in Mexico for the foreseeable future.

"Trinidad's business model is based on growing our fleet in the areas where there is strong demand for our high-quality equipment and where we can generate the best returns for our shareholders. By moving these five rigs into an area of high utilization with strong dayrates, we will improve their contribution to Trinidad's performance," said Lyle Whitmarsh, Trinidad's President and Chief Executive Officer.

This move into Mexico follows Trinidad's overall strategy of initially moving a small number of rigs into new areas of opportunity, developing a strong reputation locally through high performance and a customer-focused approach, and then expanding its operations. Trinidad's expansion into Mexico is in response to the strong demand for quality drilling equipment and growing drilling programs planned for the area.

A summary of the rigs being redeployed follows:

Rig Type	Depth Capacity	Draw works Horsepower Rating	Destination
Triple	4,200m	1,000	Bakken Shale, North Dakota
Triple	4,500m	1,500	Haynesville Shale, Louisiana
Telescopic Double	3,200m	700	Chicontepec, Mexico
Telescopic Double	3,200m	750	Chicontepec, Mexico
Telescopic Double	3,000m	700	Chicontepec, Mexico

Trinidad is a growth oriented corporation that trades on the TSX under the symbol TDG. Trinidad's divisions operate in the drilling, well servicing and barge drilling sectors of the North American oil and gas industry. With the completion of its current rig construction program, Trinidad will have 126 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad will have 26 service rigs, 20 pre-set and coring rigs and 4 barge rigs currently operating in the Gulf of Mexico. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable, technologically advanced and competitive in the industry.

Advisory Respecting Forward-Looking Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "confident", "might" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: (i) the completion of the rig construction programs on a timely basis and on economical terms; (ii) the assumption that Trinidad's customers will honour their take or pay contracts; (iii) the ability for Trinidad to attract and retain qualified crews to crew their rigs; (iv) assumptions respecting capital expenditure programs and other expenditures by oil and gas exploration and production companies; (v) assumptions respecting commodity prices, foreign currency exchange rates and interest rates; (vi) assumptions respecting supply and demand for commodities; and (vii) other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated and described in the forward-looking statements. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements.

Trinidad cautions that the foregoing list of assumptions, risks and uncertainties is not exhaustive. The forward-looking information and statements contained in this news release speak only as of the date of this news release, and Trinidad assumes no obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable securities laws.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the shares in any jurisdiction. The shares offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to a United States person, absent registration, or an applicable exemption therefrom.

For further information please contact:

Lyle Whitmarsh
President & Chief Executive Officer,
(403) 265-6525

Brent Conway
Chief Financial Officer
(403) 265-6525

Lisa Ciulka
Director of Investor Relations
(403) 294-4401
email: lciulka@trinidaddrilling.com

END